

moore colson

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Preferred Capital Securities, LLC
Atlanta, Georgia

energy.

We have audited the accompanying statement of financial condition of Preferred Capital Securities, LLC as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of Preferred Capital Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

insight.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

growth.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Preferred Capital Securities, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Moore, Colson + Company, P.C.

Marietta, Georgia
February 26, 2016

p 770.989.0028
f 770.989.0201
1640 powers ferry road
governor's ridge
building 11
suite 300
marietta, ga 30067
www.moorecolson.com